UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 28, 2008

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 852-2169-6390

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 21, 2008, the initial public offering (“IPO”) of 3,750,000 units (“Units”) of China Fundamental Acquisition Corporation (the “Company”) was consummated. Each Unit issued in the IPO consists of one ordinary share, $0.001 par value per share (“Ordinary Shares”), and one warrant (“Warrant”), each to purchase one Ordinary Share at an exercise price of $5.00 per share. The Units were sold at an offering price of $8.00 per Unit, generating gross proceeds of $30,000,000.

Prior to the consummation of the IPO, the Company consummated a private placement (the “Private Placement”) of 1,944,444 warrants to various investors, generating gross proceeds of $1,750,000.

Audited financial statements as of May 21, 2008 reflecting receipt of the proceeds upon consummation of the IPO and the Private Placement have been issued by the Company and are included as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

On May 27, 2008, Chardan Capital Markets, LLC announced its intention to exercise its over-allotment option to the extent of 506,250 Units. The partial exercise of the over-allotment option will generate proceeds of $3,908,250 net of the underwriters' discounts and commissions, but including deferred underwriters' discounts and commissions of $141,750, which will result in a total amount held in trust of $33,908,250, exclusive of any interest earned on the funds in such trust account. Chardan Capital Markets, LLC has waived such over-allotment option with respect to the remaining 56,250 Units.

A copy of the Company’s press release, dated May 28, 2008, announcing the consummation of the IPO and the exercise of the over allotment option, is included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

Dated: May 28, 2008	By:	/s/Chun Yi Hao
Chun Yi Hao
Chief Executive Officer